EXHIBIT V

        [On American Home Products Corporation Letterhead]


FOR IMMEDIATE RELEASE

Investor Contact:
Thomas G. Cavanagh
(201) 660-5706

                    AMERICAN HOME PRODUCTS CORPORATION
            PROPOSES ACQUISITION OF REMAINING SHARES OF IMMUNEX


Madison, N.J., November 2, 1995 -- American Home Products Corporation (NYSE:AHP) announced today that it has delivered a letter to the Board of Directors of Immunex Corporation (NASDAQ:IMNX), a majority owned subsidiary of AHP, stating that AHP has determined to propose a transaction pursuant to which AHP would acquire all of the outstanding shares of Immunex not already owned by AHP for $14.50 per share in cash, aggregating in excess of $263 million.

AHP stated that the proposed transaction would be subject to satisfaction of the requirements of a "Permitted Acquisition Transaction" contemplated by its existing governance agreement with Immunex. Such requirements include the approval of at least a majority of Immunex's public stockholders, approval of 2/3 of

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Immunex's directors (other than AHP's designees) -- including at least two independent directors, and the receipt by the Board of Directors of Immunex of a fairness opinion from an independent investment banking firm.

In accordance with the federal securities laws, AHP has filed the letter with the Securities and Exchange Commission in an amended
Schedule 13D.

Immunex is a biopharmaceutical company that discovers, develops, manufactures and markets innovative products to treat cancer and autoimmune disorders, and infectious diseases.

AHP is one of the world's largest research based pharmaceutical and health care products companies and is a leading developer, manufacturer and marketer of prescription drugs and over-the-counter medications. It is also a leader in vaccines, generic pharmaceuticals, biotechnology, agricultural products, animal health care, medical devices and food products.

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